Exhibit 99.1

BioBlast Pharma Reports Fourth Quarter Financial Results

Tel Aviv, Israel – February 17, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, today announced financial results for the fourth quarter ended December 31, 2014.

Fourth Quarter 2014 Financial Results:

•	Research and development (R&D) expenses for the fourth quarter of 2014 were $2.05 million, compared with $1.23 million in the third quarter of 2014 and $0.53 million in the fourth quarter of 2013. The sequential quarterly increase was mainly the result of a significant increase in expenses related to the ongoing phase 2-3 clinical trials as well as preclinical studies for Oculopharyngeal muscular dystrophy (OPMD) and preclinical trials for Spinal muscular atrophy (SMA) and Spinocerebellar ataxia type 3 (SCA3).

•	General and administrative (G&A) expenses for the fourth quarter of 2014 were $1.15 million, compared with $0.89 million in the third quarter of 2014 and $ 0.26 million in the fourth quarter of 2013. The sequential quarterly increase was primarily due to $98 thousand increase in non-cash stock based compensation, increase in travel and conferences expenses of $61 thousand and professional services expenses, including fees associated with legal advisors, auditors, transfer agents, etc. which increased after the August 2014 initial public offering (IPO), offset by a decrease in intellectual property expenses.

•	Net loss for the fourth quarter of 2014 was $ 3.15 million, or $0.22 per share, compared with $2.11 million, or $0.16 per share, in the third quarter of 2014 and $ 0.78 million, or $0.08 per share, in the fourth quarter of 2013.

Balance Sheet Highlights

•	Cash and cash equivalents (including short-term deposits) totaled $32.6 million at December 31, 2014, compared to $34.1 million at September 30, 2014, and $0.27 million at December 31, 2013. The increase compared to December 31, 2013 reflects the net proceeds from the Company's IPO on August 5, 2014, partially offset by net cash used in operations during the period.

•	Shareholders' equity totaled $30.7 million at December 31, 2014 compared to $33.4 million at September 30, 2014, and $0.2 million at December 31, 2013.

Fourth Quarter and Recent Corporate Highlights:

•	On August 5, 2014: completed a successful IPO that raised net proceeds of approximately $31.5 million, after deducting underwriting discounts and commissions and offering expenses.

•	On August 18, 2014: received a notice of allowance from the U.S. Patent and Trademark Office on a patent covering its novel fusion protein for Friedrich’s Ataxia (referred to as BB-FA) that is based on its mitochondrial protein replacement (mPRT) platform.

•	On September 17, 2014: announced preclinical and clinical pharmacokinetic results with the Company’s product candidate, Cabaletta, and interim safety results from the phase 2/3 HOPEMD Study in OPMD. The interim data on first 11 patients in the ongoing phase 2/3 HOPEMD study suggest Cabaletta to be safe and well tolerated with no drug related adverse events.

•	On September 22, 2014: announced that Health Canada gave approval to begin enrolling patients at the Montreal Neurological Institute at McGill University for its HOPEMD Phase 2/3 study investigating Cabaletta in patients with OPMD.

•	On November 19, 2014: announced that the U.S. Food & Drug Administration granted Orphan Drug Designation for Cabaletta for the treatment of SCA3.

•	On December 17, 2014: announced that the United States Patent and Trademark Office (USPTO) issued a Notice of Patent Issuance for patent no. 8,912,147 for a composition-of-matter patent for our novel fusion protein for Friedrich’s Ataxia.

•	On January 8, 2015: announced preliminary findings from the HOPEMD Phase 2/3 study investigating Cabaletta in patients with OPMD. Evaluations have been completed in 11 out of the 14 patients in the Israeli center. For these 11 patients, Cabaletta has been shown to be safe and well tolerated with no drug related Serious Adverse Events. Based on these safety results, BioBlast received Investigational Review Board approval in Israel to continue the next phase of the study for an additional 12 months.

•	On February 2, 2015: announced key senior leadership changes designed to support the Company’s global clinical efforts, operational scale-up, and pre-commercialization activities. Colin Foster, a 25-year veteran of the life sciences industry joined BioBlast as its President and Chief Executive Officer and a member of its Board of Directors. Dalia Megiddo, MD, former Chief Executive Officer, has been appointed Chief Development Officer.

Management Commentary

"Year-to-date we have made significant progress in executing our business strategy and advancing our clinical activities across our pipeline of drug candidates,” said Colin Foster, Chief Executive Officer of BioBlast. “Our successful IPO has strengthened our balance sheet, giving us the resources to advance our clinical programs and taken the company to the next level. Of note, we continue to see high patient recruitment rates in our phase 2/3 clinical trial for our lead clinical program for OPMD and remain on track to meet our goal of completing patient enrollment in the next several months."

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss advancement and timing of our clinical programs, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's final IPO prospectus filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

BioBlast Pharma Ltd.

Statement of Operation

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$2,047	$529	$4,441	$732
General and administrative	1,150	255	2,639	416
Total operating expenses
	3,197	784	7,080	1,148

Financial Income, net	(45)	(7)	(58)	(3)

Net loss attributable to holders of Ordinary shares	$3,152	$777	$7,022	$1,145
Net basic and diluted loss per share	$0.22	$0.08	$0.57	$0.14
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	9,182,867	12,259,600	8,423,018

BioBlast Pharma Ltd.

Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	December 31,	December 31,
	2014	2013
	(unaudited)
Current assets:
Cash and cash equivalents	$10,583	$270
Short term bank deposits	22,028	-
Receivables and prepaid expenses	274	29
Total current assets	32,885	299

Long-term assets:
Long-term deposit	9	5
Property and equipment, net	60	2
Total long-term assets	69	7

Total assets	$32,954	$306

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$1,285	$46
Other accounts payable	995	85
Total current liabilities	2,280	131

Shareholders’ equity:
Share capital	39	24
Additional paid-in capital	39,057	1,551
Accumulated deficit	(8,422)	(1,400)

Total shareholders’ equity	30,674	175

Total liabilities and shareholders’ equity	$32,954	$306

BioBlast Pharma Ltd.

Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,152)	$(777)	$(7,022)	$(1,145)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	2	-*)	5	-*)
Stock based compensation	431	185	736	254
Interest on short term deposit	(28)	-	(28)	-
Change in operating assets and liabilities:
Receivables and prepaid expenses	73	2	(245)	(19)
Long term deposit	1	(1)	(4)	(5)
Trade payables	643	(11)	1,239	(28)
Other accounts payable	562	37	910	78
Net cash used in operating activities	(1,468)	(565)	(4,409)	(865)

Cash flow from investing activities:

Short term bank deposits	(22,000)	-	(22,000)	-
Purchase of property and equipment	(7)	-	(63)	(2)
Net cash used in investing activities	(22,007)	-	(22,063)	(2)

Cash flow from financing activities:

Issuance of shares, net	(70)	-	36,785	991
Net cash provided by financing activities	(70)	-	36,785	991

Increase (decrease) in cash and cash equivalents	(23,545)	(565)	10,313	124

Cash and cash equivalents at the beginning of the period	34,128	835	270	146

Cash and cash equivalents at the end of the period	$10,583	$270	$10,583	$270

*) Represents an amount lower than $1.